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                             November 1, 2022

       Evangelos Pistiolis
       Chief Executive Officer
       TOP Ships Inc.
       1 Vas. Sofias and Meg. Alexandrou Str.
       15124 Maroussi, Greece

                                                        Re: TOP Ships Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 20,
2022
                                                            File No. 333-267545

       Dear Evangelos Pistiolis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed October 20, 2022

       Cover Page

   1. We note your response to prior comment 1 that the Units may be offered on a delayed or continuous basis, and
note that you have not disclosed the offering price of the Units in your prospectus. Please
tell us your basis for determining that the Units may be offered on a delayed or
continuous basis. Refer to Securities Act Rules 415, 424 and 430A.
 Evangelos Pistiolis
TOP Ships Inc.
November 1, 2022
Page 2

       You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                        Sincerely,
FirstName LastNameEvangelos Pistiolis
                                                        Division of Corporation
Finance
Comapany NameTOP Ships Inc.
                                                        Office of Energy &
Transportation
November 1, 2022 Page 2
cc:       Will Vogel, Esq.
FirstName LastName